ZEUS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSIN AND CONTROL
REQUIREMENTS UNDER RULE 15-C-3-3 OF THE
SECURITIES AND EXHANGE COMMISSION
DECEMBER 31, 2015

Zeus Securities, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) ie., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Zeus Securities, Inc.
71 Paddington Circle
Smithtown, NY 11787

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2015

Zeus Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief, we have met the identified exemption provisions in 240.15c33(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

William Fettig
General Securities Principal

March 9, 2016